EXHIBIT 12.1

EAGLE BULK SHIPPING INC.

RATIO OF EARNINGS TO FIXED CHARGES(1)

	Predecessor						Successor
	Year Ended December 31,				Period from January 1, to		Period from October 15, to	Three Months Ended
					October 15,		December 31,	March 31,
	2010(2)	2011(2)	2012(2)	2013(2)	2014(2)		2014(2)	2015
Fixed Charges
Interest Expense	48,885,674	46,769,965	66,643,296	82,907,627	60,737,471		2,359,326	3,162,166
Capitalized Interest	12,020,462	2,582,127	-	-	-		-	-
Fixed Charges	60,906,136	49,352,092	66,643,296	82,907,627	60,737,471		2,359,326	3,162,166

Earnings
Add:
Income/(Loss) before taxes	26,844,650	(14,819,749)	(102,800,903)	(70,521,383)	(531,803,257)		(11,548,728)	(20,667,064)
Fixed Charges	60,906,136	49,352,092	66,643,296	82,907,627	60,737,471		2,359,326	3,162,166
Amortization of Capitalized Interest	1,605,916	2,495,912	2,816,209	2,808,515	2,216,033		-	-
Deduct
Capitalized Interest	(12,020,462)	(2,582,127)	-	-	-		-	-
Earnings	77,336,240	34,446,128	(33,341,398)	15,194,759	(468,849,753	)(3)	(9,189,402)	(17,504,898)

Ratio of Earnings to Fixed Charges(4)	1.27	N/A	N/A	N/A	N/A		N/A	N/A

Deficiency of earnings available to cover fixed charges		14,905,964	99,984,694	67,712,868	529,587,224		11,548,728	20,667,064

(1)	We have not issued any preferred stock as of the date of this prospectus.
(2)

Upon the Company’s emergence from the Chapter 11 Cases on October 15, 2014, the Company adopted fresh-start accounting in accordance with provisions of ASC 852, Reorganizations (“ASC 852”). In addition, the Company’s adoption of fresh-start accounting may materially affect its results of operations following the fresh-start reporting date, as the Company will have a new basis in its assets and liabilities. Consequently, the Company’s historical financial statements may not be reliable indicators of its financial condition and results of operations for any period after it adopted fresh-start accounting. The periods presented prior to October 15, 2014 have been designated “Predecessor” and the periods subsequent to October 16, 2014 have been designated “Successor”. As a result of the adoption of fresh-start reporting, the Company’s consolidated balance sheets and condensed consolidated statements of operations subsequent to October 15, 2014 will not be comparable in many respects to our condensed consolidated balance sheets and condensed consolidated statements of operations prior to October 15, 2014.

(3)

The net effect of all fresh start accounting adjustments resulted in a charge of $402,655,975, which is reflected in the statement of operations for the period from January 1, 2014 to October 15, 2014.

(4)

The earnings for the years ended December 31, 2011, 2012, 2013 and 2014 and the quarter ended March 31, 2015 were inadequate to cover fixed charges. The additional earnings indicated for each period would have been necessary to bring the ratio to 1.0 of earnings to fixed charges.